UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Luxfer Holdings PLC
(Exact name of registrant as specified in its charter)

England and Wales	001-35370	98-1024030
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Lumns Lane, Manchester, England,
M27 8LN
(Address of principal executive offices)

Jamie Mark Savage
00 44 (0) 161 300 0640
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure
Item 1.01: Conflict Minerals Disclosure and Report
Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the Company’s products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin, and tungsten; and gold (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “covered countries”).
Luxfer Holdings PLC (together with its consolidated subsidiaries, “Luxfer”) is a global materials technology group focused on sustained value creation using its broad array of technical knowhow and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for transportation, defense and emergency response, healthcare, and general industrial purposes. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.
Following a review of Luxfer products by our technical personnel, we determined that we purchase small quantities of 3TG and/or materials containing 3TG (collectively, “3TG materials”) that are necessary to the functionality or production of a small number of our products (the “covered products”). We purchase these 3TG materials from a small number of suppliers (the “covered suppliers”).
As specified under Rule 13p-1, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that Luxfer believes was reasonably designed to determine whether any of the necessary 3TG contained in the 3TG materials originated in the covered countries or were from recycled or scrap sources. In conducting the RCOI, we requested the covered suppliers to respond to written and oral questions concerning the source of the 3TG in the 3TG materials they supplied to us. All of the covered suppliers provided information indicating that none of the 3TGs in the 3TG materials they supplied to us are sourced from any covered countries or they are from recycled or scrap sources.
As a result, we have no reason to believe that any of the 3TGs contained in our 2019 covered products originated in the covered countries or did not come from recycled or scrap sources. The information in this Form SD is also publicly available on our website at investor.luxfer.com.
Item 1.02: Exhibits
Not applicable.
Section 2 - Exhibits
Item 2.01: Exhibits
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: May 28, 2020

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer Holdings PLC